EXHIBIT 99.1

Election to Equinor's board of directors

In a meeting in the Corporate Assembly of Equinor ASA (OSE:EQNR, NYSE:EQNR) on 9 June 2020 Tove Andersen was elected as new member to Equinor’s board of directors.

Furthermore, the Corporate Assembly re-elected Jon Erik Reinhardsen as chair and Jeroen van der Veer as deputy chair of the board in addition to re-election of Bjørn Tore Godal, Rebekka Glasser Herlofsen, Anne Drinkwater, Jonathan Lewis and Finn Bjørn Ruyter as shareholder-elected members of the board of directors.

Tove Andersen is recently appointed executive vice president for Europe in Yara International ASA. Since 2018 she has been executive vice president, Production, in Yara. From 2016 to 2018 she held the position as executive vice president, Supply Chain, in Yara and has previously had several management roles within Yara and Norsk Hydro/ Yara. She started with Norsk Hydro in 1997. She has extensive international industrial experience, and she has broad board experience.

Andersen is a board member of Borregaard ASA and Cambi ASA.

Andersen has a Master of Science (Sivilingeniør) from Norwegian Institute of Technology (NTNU) and a Master in Business Administration from the Norwegian Business School.

The election of shareholder-elected members to the board of directors enters into effect from 1 July 2020 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2021.

Contacts:

  Tone Lunde Bakker, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office, Bård Glad Pedersen, +47 918 01 791.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act